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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

THE WISER OIL COMPANY
(Name of Subject Company (Issuer))

FOREST OIL COMPANY
and
TWOCO ACQUISITION CORP.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

977284108
(CUSIP Number of Class of Securities)

NEWTON W. WILSON III
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY
1600 BROADWAY, SUITE 2200
DENVER, COLORADO 80202
(303) 812-1400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$174,434,520.80*	$22,100.85**

*
Estimated for purposes of calculating the amount of the filing fee only. The transaction value was calculated by multiplying $10.60, the per share tender offer price, by the 15,471,007 shares of Common Stock outstanding as of May 20, 2004 sought in the Offer, which gives an aggregate consideration of $163,992,674.20 (the "Common Stock Consideration"). The Common Stock Consideration was then added to (1) $5,731,950, being the consideration for the Subject Company's 540,750 stock options and (2) $4,709,896.60, being the net consideration for the Subject Company's 741,716 warrants, to arrive at a total transaction value of $174,434,520.80.

**
Calculated as 0.01267% of the transaction value.

☐
Check the box is any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13c-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by TWOCO Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Forest Oil Corporation, a New York corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of The Wiser Oil Company, a Delaware corporation (the "Company"), at a purchase price of $10.60 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which Offer to Purchase and Letter of Transmittal are annexed to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

        The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of May 21, 2004, by and among Parent, Purchaser and the Company, a copy of which is attached to this Schedule TO as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 1, 9 and 11 of this Schedule TO.

ITEM 10.    FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

        Not applicable.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(A)	Offer to Purchase dated May 28, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Summary Advertisement as published in The New York Times on May 28, 2004.
(a)(5)(B)	Press Release issued by Parent on May 23, 2004 announcing acquisition of The Wiser Oil Company (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(C)	Transcript of Conference Call Held on May 24, 2004 to discuss acquisition of the Company (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(D)	Press Release issued by Parent on May 24, 2004 announcing equity offering (incorporated by reference to Exhibit 99.3 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(E)	Press Release issued by Parent on May 26, 2004 announcing the pricing of the equity offering (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent filed on May 27, 2004).

(b)(1)
Credit Agreement, dated as of October 10, 2000, among Forest Oil Corporation, the lenders party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.12 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(2)
Canadian Credit Agreement, dated as of October 10, 2000, among Canadian Forest Oil Ltd., the subsidiary borrowers from time to time parties thereto, the lenders party thereto, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.14 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(3)
Mortgage, Deed of Trust, Assignment, Security Agreement, Financing Statement and Fixture Filing from Forest Oil Corporation to Robert C. Mertensotto, trustee, and Gregory P. Williams, trustee (Utah), and The Chase Manhattan Bank, as Global Administrative Agent, dated as of December 7, 2000 (incorporated herein by reference to Exhibit 4.13 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(4)
First Amendment to Combined Credit Agreement dated as of May 24, 2001, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 2001 (File No. 001-13515)).
(b)(5)
Second Amendment to Combined Credit Agreements dated as of April 3, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and J.P. Morgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).
(b)(6)
Third Amendment to Combined Credit Agreements dated as of May 31, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.18 Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).

(b)(7)
Fourth Amendment to Combined Credit Agreement dated as of October 8, 2002, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).
(b)(8)
Fifth Amendment to Combined Credit Agreements, dated as of January 7, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.2 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).
(b)(9)
Sixth Amendment to Combined Credit Agreement dated March 19, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to the Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Form 10-Q for Forest Oil Corporation for the quarter ended March 31, 2003 (File No. 001-13515)).
(b)(10)
Seventh Amendment to Combined Credit Agreements, dated as of October 15, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.4 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 2003 (File No. 001-13515)).

(b)(11)
Eighth Amendment to Combined Credit Agreements, dated March 4, 2004 among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, JPMorgan Chase Bank, Toronto Branch, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2003 (File No. 001-13515)).
(d)(1)	Agreement and Plan of Merger, dated as of May 21, 2004, by and among Parent, Purchaser, and the Company.
(d)(2)	Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investors, L.P.
(d)(3)	Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investment Company, LLC.
(d)(4)	Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Dimeling, Schreiber & Park Reorganization Fund II, L.P.
(d)(5)	Confidentiality Agreement, dated as of February 23, 2004, by and between the Company and Parent.
(g)	None.
(h)	None.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOREST OIL CORPORATION
	By:	/s/ NEWTON W. WILSON III
	Name:	Newton W. Wilson III
	Title:	Senior Vice President, General Counsel and Secretary
TWOCO ACQUISITION CORP.
	By:	/s/ NEWTON W. WILSON III
	Name:	Newton W. Wilson III
	Title:	Vice President and Secretary
Dated: May 28, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated May 28, 2004.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(A)	Summary Advertisement as published in The New York Times on May 28, 2004.
(a)(5)(B)	Press Release issued by Parent on May 23, 2004 announcing acquisition of The Wiser Oil Company (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(C)	Transcript of Conference Call Held on May 24, 2004 to discuss acquisition of the Company (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(D)	Press Release issued by Parent on May 24, 2004 announcing equity offering (incorporated by reference to Exhibit 99.3 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(E)	Press Release issued by Parent on May 26, 2004 announcing the pricing of the equity offering (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent filed on May 27, 2004).
(b)(1)
Credit Agreement, dated as of October 10, 2000, among Forest Oil Corporation, the lenders party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.12 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(2)
Canadian Credit Agreement, dated as of October 10, 2000, among Canadian Forest Oil Ltd., the subsidiary borrowers from time to time parties thereto, the lenders party thereto, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.14 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(3)
Mortgage, Deed of Trust, Assignment, Security Agreement, Financing Statement and Fixture Filing from Forest Oil Corporation to Robert C. Mertensotto, trustee, and Gregory P. Williams, trustee (Utah), and The Chase Manhattan Bank, as Global Administrative Agent, dated as of December 7, 2000 (incorporated herein by reference to Exhibit 4.13 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).

(b)(4)
First Amendment to Combined Credit Agreement dated as of May 24, 2001, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 2001 (File No. 001-13515)).
(b)(5)
Second Amendment to Combined Credit Agreements dated as of April 3, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and J.P. Morgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).
(b)(6)
Third Amendment to Combined Credit Agreements dated as of May 31, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.18 Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).
(b)(7)
Fourth Amendment to Combined Credit Agreement dated as of October 8, 2002, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).
(b)(8)
Fifth Amendment to Combined Credit Agreements, dated as of January 7, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.2 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).

(b)(9)
Sixth Amendment to Combined Credit Agreement dated March 19, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to the Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Form 10-Q for Forest Oil Corporation for the quarter ended March 31, 2003 (File No. 001-13515)).
(b)(10)
Seventh Amendment to Combined Credit Agreements, dated as of October 15, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.4 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 2003 (File No. 001-13515)).
(b)(11)
Eighth Amendment to Combined Credit Agreements, dated March 4, 2004 among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, JPMorgan Chase Bank, Toronto Branch, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2003 (File No. 001-13515)).
(d)(1)	Agreement and Plan of Merger, dated as of May 21, 2004, by and among Parent, Purchaser, and the Company.
(d)(2)	Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investors, L.P.
(d)(3)	Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investment Company, LLC.
(d)(4)	Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Dimeling, Schreiber & Park Reorganization Fund II, L.P.
(d)(5)	Confidentiality Agreement, dated as of February 23, 2004, by and between the Company and Parent.
(g)	None.
(h)	None.

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  ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.
  ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURES
EXHIBIT INDEX